August 8, 2022

Isabel Rivera/James Lopez

William Demarest/ Isaac Esquivel

Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	WANG & LEE GROUP, Inc. Registration Statement on Form F-1 Filed June 21, 2022 File No. 333-265730

Dear Ms. Rivera and Messrs Lopez, Demarest and Esquivel,

On behalf of our client, WANG & LEE GROUP Inc. (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 22, 2022. Concurrently with the submission of this letter, the Company is submitting its revised registration statement on Form F-1 (the “Revised Registration Statement”) and the related exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

* * *

Registration Statement on Form F-1

Cautionary Statement Regarding Doing Business in China, page 3

1. Please revise the definition of “PRC or China” on page 3 to include Hong Kong and Macau and clarify that the only time that “PRC or China” does not include Hong Kong or Macau is when you reference specific laws and regulations adopted by the PRC. Additionally, clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong and Macau. Lastly, discuss any commensurate laws and regulations in Hong Kong and Macau, where applicable throughout the prospectus, and the risks and consequences to you associated with those laws and regulations.

Response:

We have made the suggested amendments on page 1 of the Revised Registration Statement. However, we are unable to represent that legal and operational risks associated with operating in China also apply to operations in Hong Kong and Macau because the latter operate under a separate legal regime.

The national laws adopted by the PRC are generally not applicable to Hong Kong according to the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”). The Basic Law came into effect on July 1, 1997. It is the constitutional document of Hong Kong, which clearly sets out the PRC’s basic policies regarding Hong Kong. The principle of “one country, two systems” is a prominent feature of the Basic Law, which dictates that Hong Kong will retain its unique common law and capitalist system for 50 years after the handover in 1997. Under the principle of “one country, two systems”, Hong Kong’s legal system, which is different from that of the PRC, is based on common law, supplemented by statutes.

According to Article 18 of the Basic Law, national laws adopted by the PRC shall not be applied in Hong Kong, except for those listed in Annex III to the Basic Law, such as the laws in relation to the national flag, national anthem, and diplomatic privileges and immunities. Further, there is no legislation stating that the laws in Hong Kong should commensurate with those in the PRC. Hence, the legal and operational risks associated with operating in the PRC are unlikely to have an impact on the Company’s operations in Hong Kong.

We have already mentioned the Hong Kong laws and regulations applicable to the Company in the Revised Registration Statement and the risks and consequences of such laws and regulations on its operations.

Specifically, with respect to certain recently-enacted PRC legislation, we have disclosed similar Hong Kong legislation that applies to the Company. For example, please refer to Risk Factors titled “We may be subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations” and “We operate in a competitive industry and a highly competitive market. We may be subject to a variety of laws and other obligations regarding competition law in the HK SAR, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition, and results of operations” on pages 32-33 of the Revised Registration Statement.

2. We note your disclosure regarding data security in the PRC. Please disclose on the cover page how any regulatory actions related to data security or anti-monopoly concerns in Hong Kong or Macau have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or foreign exchange. To the extent that there are any commensurate laws or regulations in Hong Kong or Macau which result in oversight over data security, revise your risk factors to explain how this oversight impacts the company’s business and the offering and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

Response:

Set forth below are the PRC laws and regulations related to data security or anti-monopoly:

(i)	The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015);
(ii)	Cyber Security Law of the PRC (effective on June 1, 2017);
(iii)	Cybersecurity Review Measures (effective on June 1, 2020);
(iv)	Civil Code of the PRC (effective on January 1, 2021);
(v)	Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which was available to the public (issued on July 6, 2021);
(vi)	Measures of Cybersecurity Review (Revised Draft for Comments) (issued on July 10, 2021);
(vii)	The PRC Data Security Law (effective on September 1, 2021); and
(viii)	Measures for Cybersecurity Review for public comments (issued on November 14, 2021).

For the reasons set forth in response to Q1 above, none of the PRC laws and regulations above applies to the Company because national laws adopted by the PRC are not applicable in Hong Kong, except for those listed in Annex III to the Basic Law. Further, there is no legislation stating that the laws in Hong Kong should commensurate with those in the PRC. With regard to the potential regulatory actions related to data security and anti-monopoly in Hong Kong, please refer to the revised disclosure on pages 32-33 of the Revised Registration Statement.

Risk Factors, page 19

3. We note your response to prior comment 9 and reissue the comment. We note your cross- reference to the discussion of the material differences in BVI law and your memorandum and articles of association and Delaware on page 42 of your prospectus. Please highlight the key differences in your risk factor disclosure as well. Refer to Item 16G of Form 20- F.

Response:

We have amended the risk factor on page 38 of the Revised Registration Statement, “We are a “foreign private issuer,” and a British Virgin Islands company and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies, or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects” to include key differences in corporate governance between a BVI company and a U.S. domestic reporting company and a cross-reference to the discussion of the material differences in BVI law and your memorandum and articles of association and Delaware page 107 for completeness’ sake.

4. We note your response to prior comment 10. Please reconcile your disclosure that you have budgeted $500,000 for your internal control improvements with your Use of Proceeds disclosure.

Response:

We have revised the “Use of Proceeds” on page 47 of the Revised Registration Statement to account for the $500,000 for internal control improvements.

Use of Proceeds, page 46

5. We note that your intended use of net proceeds exceeds 100%. Please revise or advise.

Response:

We have revised the “Use of Proceeds” on page [46] of the Revised Registration Statement so that the percentages add up to 100%.

6. We note your response to prior comment 11 and reissue in part. Please provide the estimated costs of the new assets to be acquired in setting up the new workshop. Refer to Item 3(C)(2) of Form 20-F.

Response:

We estimate HK$1 million (US$129,032) for the acquisition of new machinery and HK$1.5 million (US$193,548) for other furnishings such as office equipment and furniture and have amended the “Use of Proceeds” on page 47 of the Revised Registration Statement to disclose these estimates.

Dilution, page 50

7. Your disclosure in the second paragraph under this heading indicates that the pro forma as adjusted net tangible book value as of December 31, 2021 would have been $1,116,434, or $0.09 per share. Please explain to us how this reconciles to the table which shows that your pro forma net tangible book value after the offering would have been $0.85 per share.

Response:

The net tangible book value of the Company as of December 31, 2021 was $(1,116,434), divided by 12,000,000 issued and outstanding shares, the net tangible book value per share was $(0.09) per share.

We have revised the pro forma net tangible book value from $0.85 to $0.78 by replacing the revised net proceeds from the offering net of the underwriter’s fee. We have included a reconciliation table on the net tangible book value per Ordinary Share on page [50] of the Revised Registration Statement.

Exhibits

8. Please file the consent of each director nominee as an exhibit to your registration statement. See Rule 438 of Regulation C under the Securities Act. To the extent that any of the nominees have become directors of the company by the time that you amend your registration statement, please update your disclosure accordingly.

Response:

We have filed the consent of each director nominee as exhibits to the Revised Registration Statement.

General

9. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Response:

We have no such written communications to date.

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at (212) 930 9700 or via e-mail at btan@srf.law.

Very truly yours,

SICHENZIA ROSS FERENCE LLP

/s/ Benjamin Tan
Benjamin Tan Esq.

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW